UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on March 21, 2025, QMMM Holdings Limited (the “Company”) held the Company’s Annual General Meeting (the “AGM”). Five items of business were acted upon by the Company’s shareholders at the AGM, each of which was approved by the shareholders, amongst which, includes:

Proposal Three: by ordinary resolutions, to approve:

(i) the redesignation of the Company’s authorized share capital by taking the following steps, such that the authorized share capital of the Company shall be changed from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the Ordinary Shares) to US$50,000 divided into 490,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares) and 10,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares) (the Share Redesignation):

(A) redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company as of the date hereof (except for the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolution and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the annual general meeting on a one for one basis;

(B) redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the annual general meeting on a one for one basis; and

(C) redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares into Class A Ordinary Shares on a one for one basis, and redesignating the remaining authorized but unissued 1,745,500 Ordinary Shares into Class B Ordinary Shares on a one for one basis; and

(ii) the transfer agent and share registrar of the Company be authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation.

The share redesignation will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on April 14, 2025, whereupon the Company’s Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “QMMM” and under the CUSIP Number of G7309R114.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Limited

Date: April 10, 2025	By:	/s/ Bun Kwai
Bun Kwai
Chief Executive Officer